Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS RECORD

FOURTH QUARTER 2019 NET REVENUE OF $12.6 MILLION

Reports Fourth Quarter Net Income of $0.7 Million and

Record Adjusted EBITDA of $1.7 Million

Shakopee, MN – March 25, 2020 – Canterbury Park Holding Corporation (“Canterbury Park” or “the Company”) (NASDAQ: CPHC) today reported financial results for the fourth quarter and full year ended December 31, 2019.

($ in thousands, except per share data and percentages)

	Three Months Ended December 31,			Twelve Months Ended December 31,
			Increase			Increase
	2019	2018	(Decrease)	2019	2018	(Decrease)
Net revenues	$12,602	$12,038	4.7%	$59,227	$59,142	0.1%

Adjusted EBITDA(1)	1,718	1,577	8.9%	6,366	7,940	(19.8)%

Net income (2)	$553	$2,371	(76.7)%	$2,718	$5,718	(52.5)%

Basic EPS(2)	$0.12	$0.52	(76.9)%	$0.59	$1.28	(53.9)%
Diluted EPS(2)	$0.12	$0.52	(76.9)%	$0.59	$1.26	(53.2)%

(1)Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.

(2)Net income for the three month and twelve-month periods ended December 31, 2018 include the benefit of a $2.2 million gain related to the transfer of land to the Doran Canterbury I joint venture that was accounted for as a reduction in operating expenses. The diluted earnings per share benefit from this gain for the three month and twelve-month periods ended December 31, 2018 was $0.35.

As previously reported, based on the advice of Minnesota state and regulatory bodies, on March 16, 2020, the Company temporarily suspended all card casino, simulcast, and special events operations at Canterbury Park in response to concerns about the COVID-19 coronavirus. The overall discussion of historical 2019 results in this release may not reflect future results due to the uncertainty caused by the COVID-19 coronavirus.

Management Commentary

“The fourth quarter concluded a productive year for Canterbury as we generated record fourth quarter revenue of $12.6 million and adjusted EBITDA of $1.7 million, reflecting year-over-year growth of 5% and 9%, respectively,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “The improved fourth quarter performance was primarily driven by initiatives we implemented in our Card Casino that we believe will help deliver consistent future growth in a normalized operating environment. At the same time, we made noteworthy progress on the development and monetization of our extensive real estate holdings as the first phase of the new Triple Crown Apartments remains on-track for completion and initial occupancy in the 2020 second quarter.

“Card Casino revenue growth for the 2019 fourth quarter and full year periods was driven by recent floor enhancements and game-mix updates, as well as the more aggressive player development and promotional programs we implemented in the second half of 2019. In addition, we have been seeing positive results from the expansion of our food and beverage program in and around the Card Casino. Pari-mutuel revenues decreased by 5% in the fourth quarter on lower simulcast revenue, and by 8% for the full year, reflecting both lower simulcast and live racing revenue. In addition, pre-leasing for the 321-unit first phase at the Triple Crown Apartments in our Canterbury Commons™ development is now underway and has generated strong interest to-date. We expect that residents will begin to take occupancy of these rental units during the second quarter of 2020, and, at present, we continue to expect the first phase of the Triple Crown Apartments project will be complete by year-end.

“Our operating performance in the 2020 first quarter continued to demonstrate momentum with strong revenue increases prior to the temporary suspension of all operations on March 16, 2020. However, our upcoming results will reflect this disruption to our operations. The temporary suspension of our operations at this time is critical to our ability to ensure the safety and well being of our team members and guests. We are closely monitoring developments and relying on information and advice from the Minnesota Department of Health and other government resources, and will make a decision on reopening Canterbury Park at the appropriate time.

“We are confident we have the balance sheet and liquidity to support the Company through this challenging operating environment as we have no outstanding long-term debt and an $8 million credit line.  We have also taken precautionary measures to preserve cash, including suspending our quarterly cash dividend, aggressively reducing operating expenses, and suspending or delaying our 2020 planned capital expenditure plans across the enterprise. In addition, and notwithstanding the temporary suspension of operations, we continue to make further progress on our efforts to monetize additional parcels of land at Canterbury Park through sales to third party developers that will generate cash flow and further the vision of the Canterbury Commons development project. We are looking forward to the return to a normalized operating environment as soon as practicable. At  such time, we will resume our focus on implementing a range of initiatives across our Card Casino, pari-mutuel and hospitality operations and deriving value from our significant real estate holdings to return to stability and consistent, profitable growth and enhanced shareholder value.”

Canterbury Commons Development Update

Construction on Phase One of the Triple Crown Apartments development project continued in the fourth quarter of 2019 as the Company’s joint venture development partner, Doran Companies (“Doran”), completed work on the community clubhouse and opened its on-site leasing office. Pre-leasing activity for the 300 units in the first building is now underway and initial demand is strong. Doran is working to finish the first 321-unit building and its associated parking structure and expects initial occupancy in the second quarter of 2020.

The Company continues to make progress with developer and partner selection for the balance of the approximately 50-acre first phase of development. Development partners for the remaining land uses including townhomes, senior housing, pre-school, office, and hotel are being selected and the Company expects to make related announcements later this year.

In addition, the Company expects road work to begin on newly renamed Unbridled Avenue on the north side of Canterbury Park. The Company expects Unbridled Avenue to provide significantly improved access to Canterbury Park, with the construction expected to conclude by November.

Summary of 2019 Fourth Quarter Operating Results

Net revenues for the three months ended December 31, 2019 increased 4.7% to $12.6 million compared to $12.0 million for the same period in 2018. The increase reflects a $532,000 rise in Card Casino revenue related to an increase in table games revenue, as well as a $102,000 improvement in food and beverage revenue related to an expansion of food and beverage offerings, primarily in the Card Casino. These increases were partially offset by a decrease in pari-mutuel revenues of $82,000 due to a decline in simulcast wagering.

Operating expenses for the three months ended December 31, 2019 were $11.7 million, an increase of $2.9 million, or 33.5%, compared to operating expenses of $8.8 million for the same period in 2018. Operating expenses in the 2018 fourth quarter include the benefit of a $2.2 million gain on the transfer of land related to the Doran Canterbury I joint venture that was accounted for as a reduction in operating expenses. Excluding this gain in the 2018 fourth quarter as well as additional gains on sale of assets and losses on disposal of assets recorded in operating expenses for the 2019 fourth quarter (a net loss of $145,000) and 2018 fourth quarter (a net gain of $2.3 million) periods, operating expenses for the 2019 fourth quarter increased $448,000, or 4.0%, compared to the same period in 2018, primarily due to an increase in salaries and benefits, cost of food and beverage sales, and professional and contracted services.

Net income and diluted earnings per share for the three months ended December 31, 2019 were $553,000 and $0.12, respectively. Net income and diluted earnings per share for the three months ended December 31, 2018 were $2.4 million and $0.52, respectively, inclusive of the $2.2 million, or $0.35 per share, benefit for the gain on the transfer of land related to the Doran Canterbury I joint venture.

EBITDA for the three months ended December 31, 2019 was $1.6 million compared to EBITDA of $3.9 million in the prior-year period, which included the $2.2 million gain on transfer of land to the Doran Canterbury I joint venture. Adjusted EBITDA was $1.7 million for the 2019 fourth quarter compared to $1.6 million for the 2018 fourth quarter.

Summary of 2019 Full Year Operating Results

Net revenues for 2019 were $59.2 million, an increase of 0.1% compared to 2018 net revenues of $59.1 million. The increase reflects Card Casino revenue growth of $486,000 and an $877,000 improvement in food and beverage revenues due primarily to expanded food and beverage offerings as well as revenue from the three-day Twin Cities Summer Jam festival in July 2019. These increases were offset by an $806,000 decline in pari-mutuel revenues due to lower simulcast, guest fees, and live racing wagering, a $472,000 decline in other revenues reflecting the benefit to other revenues in 2018 from a one-time, short-term agreement related to the 2018 Super Bowl in Minneapolis, and a decrease in RiverSouth advertising revenues that were offset by a reduction in advertising expense.

Operating expenses for the 2019 full year period were $55.6 million, an increase of $4.1 million, or 8.0%, from $51.5 million in 2018. Operating expenses in 2018 included the benefit of a $2.2 million gain on transfer of land related to the Doran Canterbury I joint venture that was accounted for as a reduction in operating expenses. Excluding this gain in 2018 as well as additional gains on sale of assets and losses on disposal of assets recorded in operating expenses for the 2019 (a net loss of $51,000) and 2018 (a net gain of $2.3 million) full year periods, operating expenses for 2019 increased $1.8 million, or 3.3%, compared to 2018. The increase is primarily due to an increase in salaries and benefits, cost of food and beverage sales, and professional and contracted services.

Net income and diluted earnings per share for 2019 were $2.7 million and $0.62, respectively. Net income and diluted earnings per share for 2018 were $5.7 million and $1.26, respectively, inclusive of the $2.2 million, or $0.35 per share, benefit from the gain on the transfer of land related to the Doran Canterbury I joint venture.

The Company’s 2019 EBITDA decreased to $6.3 million compared to $10.2 million in 2018. Adjusted EBITDA, which excludes the gains and losses included in operating expenses, was $6.4 million in 2019 compared to $7.9 million in 2018.

Additional Financial Information

Further financial information for the fourth quarter and full year ended December 31, 2019 is presented in the accompanying table. Additional information will be provided in the Company’s Form 10-K Report that will be filed with the Securities and Exchange Commission on or about March 30, 2020.

Annual Shareholders Meeting

The Company will hold its Annual Meeting of Shareholders on Thursday, June 25, 2020 at 10 a.m. The Annual Meeting is currently scheduled to take place at Canterbury Park in Shakopee, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is May 5, 2020.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization and loss from disposal of assets, gain on sale of assets, gain on transfer of land, and gain from insurance recoveries. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these four items.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company offers live racing from May to September. The Card Casino typically hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: any effect that the coronavirus (COVID-19) may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations at Canterbury Park on March 16, 2020;  material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

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Investor Contact:
Randy Dehmer	Richard Land, Jim Leahy
Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cpch@jcir.com

952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow -

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

	Three months ended		Twelve months ended
	December 31,		December 31,
	2019	2018	2019	2018
Net Operating Revenues	$12,602,241	$12,038,389	$59,226,857	$59,141,570
Operating Expenses	(11,721,832)	(8,779,324)	(55,591,093)	(51,494,641)
Income from Operations	880,409	3,259,065	3,635,764	7,646,929
Non-Operating Revenues, net	122,150	35,492	326,773	61,515
Income Tax Expense	(449,098)	(924,000)	(1,244,263)	(1,990,000)
Net Income	$553,460	$2,370,558	$2,718,274	$5,718,444

Basic Net Income Per Common Share	$0.12	$0.52	$0.62	$1.28
Diluted Net Income Per Common Share	$0.12	$0.52	$0.62	$1.26

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended		Twelve months ended
	December 31,		December 31,
	2019	2018	2019	2018
NET INCOME	$553,460	$2,370,558	$2,718,274	$5,718,444
Interest income, net	(122,150)	(35,492)	(326,773)	(61,515)
Income tax expense	449,098	924,000	1,244,263	1,990,000
Depreciation	692,661	667,857	2,679,728	2,563,579
EBITDA	1,573,069	3,926,923	6,315,492	10,210,509
Loss on disposal of assets	147,316	21,006	261,728	120,940
Gain on sale of assets	(2,698)	(129,580)	(12,141)	(129,580)
Gain on transfer of land	-	(2,241,206)	-	(2,241,206)
Gain on insurance recoveries	-	-	(198,874)	(21,064)
ADJUSTED EBITDA	$1,717,687	$1,577,143	$6,366,205	$7,939,599